October 22, 2008

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated October 1, 2008 concerning
Visant Holding Corp. and Visant Corporation
Form 10-K for the Fiscal Year Ended December 29, 2007
Forms 10-Q for Fiscal Quarters Ended March 29, 2008 and June 28, 2008
File Nos. 333-112055 and 333-120386

Dear Mr. Mew:

This letter is in response to your correspondence dated October 1, 2008 providing comments following review by the staff of the Division of Corporation Finance (the “Staff”) of the Form 10-K for the fiscal year ended December 29, 2007, the Forms 10-Q for the fiscal quarters ended March 29, 2008 and June 28, 2008, and the Form 8-K filed April 1, 2008 for Visant Holding Corp. (“Holdings”) and Visant Corporation (“Visant” and together with Holdings, the “Company”).

For your convenience, we have set forth below the Staff’s comment in bold, followed by the Company’s response thereto:

Form 10-K for the Fiscal Year Ended December 29, 2007

General

Comment:

1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

The Company has complied as requested below and will include such additional disclosure in future filings.

Visant Corporation

357 Main Street, 1st Floor Armonk, New York 10504

T 914 595.8200

Andrew Mew

Securities and Exchange Commission

Item 1. Business, page 3

Comment:

2.	We note your disclosures on pages 3 through 6 regarding the variety of different products and services you offer customers, including high school and college class rings, school and college yearbooks, memory books, other graduation related products, along with fragrance, cosmetics and other personal care sample advertising, cover components and overhead transparencies etc. In addition, we understand you offer a wide range of marketing and publishing services in connection with the various products you sell. With these specific individual products and services in mind and with a view toward future disclosures, please revise to provide in tabular form for each period presented the amount or percentage of total revenue contributed by any class of similar products or services within your segments. Refer to Item 101(c)(1)(i) of Regulation S-K. Similarly, please revise the current disclosures in Note 16 to your financial statements to provide a further breakdown of the net sales figures for the three segment categories currently labeled as “net sales of similar products”. Refer to paragraph 37 of SFAS 131.

The Company sets forth below proposed revised disclosure to be included under “Item 1. Business” pursuant to Item 101(c)(1)(i) of Regulation S-K, which includes, in tabular form, the percentage of total revenue contributed by any class of similar products or services within the Company’s segments for each period presented. Similarly, the Company will revise its disclosure in Note 16 to its financial statements to provide a further breakdown of the net sales figures for the three segment categories currently labeled as “net sales of similar products” as set forth below.

Further, the Company will clarify its disclosure when referring to “services” provided by the Company related to the products marketed and sold by the Company to articulate that such services are offered as an integrated part of the products produced by the Company.

For purposes of illustration, the Company will include the following revised disclosure in its future filings:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance,

Andrew Mew

Securities and Exchange Commission

cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

The Company will include additional tabular disclosure in its future filings as applicable reflecting, for each of the last three fiscal years, the amount and percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. For purposes of fiscal years 2007, 2006 and 2005, the additional tabular disclosure has been set forth below:

Revenue Breakout by Similar Product Disclosure

	In thousands	For the year ended
	Revenue by product	2007	%	2006	%	2005	%
Memory Book:	Memory book and yearbook products and services	$371,715	29.3%	$358,687	30.2%	$348,512	31.4%
Scholastic:	Class ring and jewelry products	222,734	17.5%	230,832	19.5%	220,893	19.9%
	Graduation and affinity products	241,942	19.0%	206,798	17.4%	204,091	18.4%
Marketing & Publishing Services:	Sampling products and services	196,478	15.5%	169,737	14.3%	147,737	13.3%
	Direct marketing products and services	144,663	11.4%	144,352	12.2%	118,057	10.6%
	Book components	92,678	7.3%	76,198	6.4%	71,383	6.4%

	Total Revenue	$1,270,210	100.0%	$1,186,604	100.0%	$1,110,673	100.0%

Additionally, the Company will revise the current tabular disclosure in Note 16 to its financial statements in its future filings to provide a further breakdown of the net sales figures for the three segment categories currently labeled as “net sales of similar products”. For purposes of fiscal years 2007, 2006 and 2005, the revised tabular disclosure has been set forth below:

Revenue Breakout by Similar Product Disclosure

	In thousands	For the year ended
	Revenue by product	2007	%	2006	%	2005	%
Memory Book:	Memory book and yearbook products and services	$371,715	29.3%	$358,687	30.2%	$348,512	31.4%
Scholastic:	Class ring and jewelry products	222,734	17.5%	230,832	19.5%	220,893	19.9%
	Graduation and affinity products	241,942	19.0%	206,798	17.4%	204,091	18.4%
Marketing & Publishing Services:	Sampling products and services	196,478	15.5%	169,737	14.3%	147,737	13.3%
	Direct marketing products and services	144,663	11.4%	144,352	12.2%	118,057	10.6%
	Book components	92,678	7.3%	76,198	6.4%	71,383	6.4%

	Total Revenue	$1,270,210	100.0%	$1,186,604	100.0%	$1,110,673	100.0%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

General

Comment:

3.	Your discussion and analysis of results of operations provides business reasons for the changes between periods in various income statement line items, but you do not quantify for investors the amount contributed by each reason. Please consider revising your disclosure to provide a more robust discussion including quantifying the amount contributed by each significant business reason that caused the change.

Andrew Mew

Securities and Exchange Commission

For instance, the acquisitions you completed in 2007 are mentioned as a reason for the increases in revenues and expenses in several areas, but in each case you do not quantify for investors the dollar amounts of revenue or expense contributed by the acquired businesses. Refer to Items 303(a)(3) of Regulation S-K.

In future filings, the Company will include a more detailed discussion, including quantifying the amount contributed by each significant business reason, when addressing business reasons for changes between periods in various income statement line items.

Solely for purposes of illustration, the Company would revise the disclosure referenced in the Staff’s comment as follows:

“Net Sales. Consolidated net sales increased $83.6 million, or 7.0%, to $1,270.2 million in 2007 from $1,186.6 million in 2006. Scholastic segment sales were $465.4 million in 2007, an increase of 6.4%, compared to $437.6 million in the prior year comparative period. This increase was primarily attributable to incremental volume of $30.3 million from the acquisition of Neff, which occurred in the first quarter of 2007…” (emphasis added)

Financial Statements and Notes

Consolidated Balance Sheets, page F-14 [sic]

Comment:

4.	We note your presentation of mezzanine equity of $9.8 million as of December 29, 2007. We note from page F-14 that it is related to certain management stockholder agreements with a repurchase feature whereby Holdings is obligated, under certain circumstances such as death and disability (as defined in the agreement), to repurchase the common shares from the holder and settle amounts in cash. Tell us and disclose in more detail the significant terms of the repurchase feature. Advise us how you determined that the mezzanine classification of the common shares is appropriate given that they appear to be mandatorily redeemable. We refer you to guidance under paragraph 9 and A6 of SFAS 150.

Provisions of Management’s Stockholder’s Agreements entered into with members of management owning shares of the Class A Common Stock (the “Common Stock”) of Holdings or options with respect to the Common Stock provide that, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the relevant agreements) of the holder, the management holder (or his/her estate, in the case of death) has the option, subject to certain terms and conditions, to require Holdings to repurchase any such equity in which the management holder is vested as of the date of such event. In the event the management holder (or his/her estate, in the case of death) exercises the option to require Holdings to repurchase such equity, Holdings is required to consummate such repurchase on the terms provided. In the case of death or permanent disability of a management holder, Holdings also has the right, but not the obligation, to repurchase all or any portion of the vested equity held by

Andrew Mew

Securities and Exchange Commission

the holder regardless of the exercise by the holder (or estate) of the put. In the case of death or permanent disability, the triggering events of the death or disability of the holder, as well as the exercise of the option by the holder (or estate) of his/her right to require Holdings to purchase the equity, are outside of the control of Holdings and in no event is the equity mandatorily redeemable.

Holdings considered the following guidance on this topic: Securities and Exchange Commission (the “Commission”) Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” (“ASR 268”); Commission Staff Accounting Bulletin Topic 14.E, “Statement 123(R) and Certain Redeemable Financial Instruments” (“SAB 107”); and EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities” (“EITF No. D-98”).

Pursuant to ASR 268, registrants with outstanding equity instruments that are redeemable:

(1) at a determinable price on a fixed or determinable date,

(2) at the option of the holder, or

(3) upon the occurrence of an event that is not solely within the control of the issuer, regardless of probability, are required to classify these types of redeemable securities outside of permanent equity (i.e., as temporary equity in the mezzanine section of the balance sheet).

Pursuant to SAB 107, the amount presented as temporary equity at each balance sheet date is the amount that is based on the redemption amount of the instrument but takes into account the proportion of consideration received in the form of employee services.

Paragraph 15 of EITF No. D-98 provides further clarification that, if the security is not redeemable currently (for example, because a contingency has not been met) and it is not probable that the security will become redeemable, subsequent adjustment of redeemable value is not necessary until it is probable that the security will become redeemable.

ASR 268 requires the Company to classify these redeemable equity instruments outside of permanent equity as temporary equity in the mezzanine section of the balance sheet because the outstanding equity instruments (shares and vested options) are redeemable upon the occurrence of an event that is not solely within the control of the issuer.

The concept of liability recognition (as opposed to temporary equity recognition) pursuant to SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, is not applicable because the shares are not mandatorily redeemable financial instruments. Specifically, in the event of a holder’s death or permanent disability, the holder (or his/her estate, in the case of death) has the option but not the obligation to require Holdings to purchase the equity, and in such events, absent the holder’s election of the option to require purchase by the Company, the Company does not have a mandatory obligation to purchase the equity. In contrast, in a situation in which Holdings would have the affirmative obligation to purchase the equity, liability recognition would be appropriate.

Andrew Mew

Securities and Exchange Commission

The reference “whereby Holdings is obligated, under certain circumstances such as death and disability” (emphasis added) in the Company’s current disclosure refers to the circumstances of death and disability pursuant to which the option by the holder (or estate) to cause the Company to repurchase the equity is exercised.

In response to the Staff’s comment, the Company will revise the corresponding footnote disclosure in future filings to clarify this matter as follows:

Mezzanine Equity

Certain management stockholder agreements contain a purchase feature pursuant to which, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the agreement) of the holder, the holder (or his/her estate, in the case of death) has the option to require Holdings to purchase the common shares or vested options from the holder (estate) and settle the amounts in cash. In accordance with SAB No. 107, Share-Based Payment, such equity instruments are considered temporary equity and have been classified as mezzanine equity in the balance sheet as of December 29, 2007 and December 30, 2006, respectively.

9. Goodwill and Other Intangible Assets, pages F-24

Comment:

5.	We note your disclosures of the customer relationship useful lives ranged from 4 to 40 years. Advise us the type of customer relationships in which you assign the useful life of 40 years and their carrying amounts as of year end. Explain to us why you consider their 40 years useful life to be reasonable.

The carrying amount, net of amortization, related to customer relationships in the Company’s Form 10-K as of year end 2007 was approximately $42.4 million, of which approximately $17.5 million related to customer relationships with a useful life of 40 years. The remaining customer relationships, with a carrying amount, net of amortization, of approximately $24.9 million, have useful lives ranging from four to 15 years. The customers to which the Company assigns a useful life of 40 years are the Company’s major customers in its book component business. The Company’s book component business has been in operation since 1924 and has maintained consistent relationships with several key customers throughout its history. Due to the nature of the book component business, coupled with the close working relationships between the Company and its publishing customers and the nature of the products and services, the Company’s major book component customers have relationships ranging from 31 years to 55 years, with the top four customers in the Company’s book component business as of fiscal year end 2007 having relationships ranging from 45 to 55 years. As a result, the Company believes that applying a useful life of 40 years for these customer relationships is reasonable and appropriate.

Andrew Mew

Securities and Exchange Commission

Comment:

6.	Tell us and disclose the nature of the intangible asset “Other” as shown in the “Other Intangible Assets” table on page F-25.

The “Other” line item currently appearing under “Other Intangible Assets” in the table on page F-25 refers to restrictive covenant arrangements (including with respect to confidentiality, non-solicitation and/or non-competition) the Company has with certain of its employees or independent sales representatives and former stockholders of businesses acquired by the Company. In response to the Staff’s comment, the Company will change this caption to read “Restrictive covenants” in its future filings.

16. Business Segment, page F-49

Comment:

7.	Please disclose the total assets by reportable segments as required by paragraph 27 of SFAS 131.

The reference to “Assets” currently appearing in the table beginning on page F-49 in fact refers to “Total” assets by reporting segment. The Company will change this caption to read “Total Assets” in its future filings and will also include three years of reporting segment information for each of Goodwill, Intangible Assets and Total Assets.

Form 10-Q, for the fiscal quarter ended June 28, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. Acquisitions, page 11

2008 Acquisitions

Comment:

8.	We note your acquisition of Phoenix Color Corp. on April 1, 2008, for a purchase price, including assumed debt, of approximately $277 million. You also disclose that the acquisition is not material to the Company’s operations, financial position or cash flows. In this regard, provide us a comprehensive analysis to explain why you did not consider the acquisition a material business combination. If material, we believe you should provide the supplemental pro forma financial information as required by paragraph 58(b) and 58(c) of SFAS 141.

On April 1, 2008, the Company filed a Current Report on Form 8-K under Item 2.01, reporting the completion of the acquisition by Visant Corporation of Phoenix Color Corp. (“Phoenix”) for a purchase price of $219,000,000 in cash, subject to certain adjustments. Pursuant to certain closing adjustments, the total purchase price was $222,914,000 (as of September 27, 2008), which includes the purchase of cash on hand of $1,300,000 and consideration for certain restrictive covenants (i.e., confidentiality, non-solicitation and/or non-competition) from key Phoenix stockholders and an amount from which Phoenix repaid its outstanding indebtedness in connection with the closing of the acquisition. Accordingly, please note that Visant did not assume any short- or long-term indebtedness of Phoenix at closing. Item 4. to the Instructions to Item 2.01 of Form 8-K provides in relevant part that “[a]n acquisition or disposition shall be deemed to involve a

Andrew Mew

Securities and Exchange Commission

significant amount of assets: (i) if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or (ii) if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b))”.

Pursuant to Rule 1-02(w) of Regulation S-X, the conditions under which a subsidiary is determined to be significant are as follows:

(1) The registrant’s and it other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated) (the “investment test”); or

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “asset test”); or

(3) The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (the “income test”).

Andrew Mew

Securities and Exchange Commission

Set forth below in Figure 1. are the Company’s calculations under each of the conditions provided under Rule 1-02(w):

Figure 1.

	Visant
	Corp	Holdings
Investment Test is calculated as follows:
(in ‘000s)
Phoenix Color—Purchase Price at June 27, 2008	$222,914	$222,914
Consolidated—Total Assets for fiscal year 2007	$2,092,827	$2,111,674
Investment Test	10.7%	10.6%

Asset Test is calculated as follows:
(in ‘000s)
Phoenix Color—Total Assets for fiscal year 2007	$93,812	$93,812
Consolidated—Total Assets for fiscal year 2007	$2,092,827	$2,111,674
Asset Test	4.5%	4.4%

Income Test is calculated as follows:
(in ‘000s)
Phoenix Color—Pretax Income from Continuing Operations for fiscal year 2007	$(3,074)	$(3,074)
Consolidated—Pretax Income from Continuing Operations for fiscal 2007	$127,907	$72,869
Income Test	-2.4%	-4.2%

Under Rule 1-02(w)(1), the Company concluded that the acquisition of Phoenix involved a business that is significant, as “[t]he registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year”.

Notably, however, the determination of “significance” is solely on the basis that under the investment test the threshold is 10.7% for the acquirer, Visant Corporation (10.6% in the case of Holdings). Under any other of the conditions provided under Rule 1-02(w), the Company is significantly below the 10% threshold. Further, for purposes of Item 9.01 of Form 8-K, the Company concluded pursuant to Article 11, namely under Rule 11-01(b)(1), that pro forma

Andrew Mew

Securities and Exchange Commission

financial information was not required to be furnished since, pursuant to the analysis set forth above for each of the conditions specified in Rule 1-02(w), the acquisition is below the 20% threshold.

SFAS 141 does not provide the same specific criteria for assessing the materiality of a business combination, including for purposes of pro forma disclosures. The Company does not believe the acquisition of Phoenix was a material business combination under SFAS 141. In making this determination, the Company considered whether the acquisition was material to its results of operations taking into account the quantitative and qualitative effect of the acquisition on the Company and its financial statements taken as a whole and focusing on the impact of the business combination from an earnings and operational perspective. In this regard, to test the Company’s conclusion, the Company ran operating income, net income and total asset calculations based on each of Visant’s and Phoenix’s fiscal year end 2007 conditions to test the materiality of the Phoenix business combination on operations. Based on these tests, each of which was well below a 10% threshold otherwise used under Rule 1-02(w) and which are set forth below in Figure 2., the Company concluded that the business combination was not material to the Company’s operations, financial position or cash flows, and accordingly, it did not believe that compliance with the disclosure requirements of paragraphs 58(b) and (c) of SFAS 141 was required.

Andrew Mew

Securities and Exchange Commission

Figure 2.

	Visant
	Corp	Holdings
Operating Income Test is calculated as follows:
(in ‘000s)
Phoenix Color—Operating Income for fiscal year 2007	$13,111	$13,111
Consolidated—Operating Income for fiscal year 2007	$218,092	$216,843
Operating Income Test	6.0%	6.0%

Net Income Test is calculated as follows:
(in ‘000s)
Phoenix Color—Net Income for fiscal year 2007	$(3,109)	$(3,109)
Consolidated—Net Income * for fiscal year 2007	$78,165	$43,767
Net Income Test	-4.0%	-7.1%

Asset Test is calculated as follows:
(in ‘000s)
Phoenix Color—Total Assets for fiscal year 2007	$93,812	$93,812
Consolidated—Total Assets for fiscal year 2007	$2,092,827	$2,111,674
Asset Test	4.5%	4.4%

*	Excludes income from discontinued operations

Andrew Mew

Securities and Exchange Commission

Form 8-K, filed April 1, 2008

Item 2.01 Completion of Acquisition or Disposition of Assets

Comment:

9.	We note the acquisition of Phoenix Color Corp. on April 1, 2008 for a purchase price, including assumed debt, of approximately $277 million. It appears it could be considered a significant acquisition that may require you to file audited financial statements of Phoenix Color Corp. and the related pro forma financial information. Please show us how you conducted the significance test including the relevant calculations in determining that the acquisition is not significant under the requirements of Rule 3-05 of Regulation S-X.

As discussed above in response to Comment No. 8, on April 1, 2008, the Company filed a Current Report on Form 8-K, under Item 2.01 reporting the completion of the acquisition by Visant Corporation of Phoenix for a purchase price of $219,000,000 in cash, subject to certain adjustments. Pursuant to certain closing adjustments, the total purchase price was $222,914,000 (as of September 27, 2008), which includes the purchase of cash on hand of $1,300,000 and consideration for certain restrictive covenants (i.e., confidentiality, non-solicitation and/or non-competition) from key Phoenix stockholders and an amount from which Phoenix repaid its outstanding indebtedness in connection with the closing of the acquisition. Please note that Visant did not assume any indebtedness of Phoenix at closing. Please see the discussion in response to Comment No. 8 above (see Figure 1.) with respect to the determination of the acquisition of Phoenix as significant and, accordingly, the Company’s filing of a Form 8-K under Item 2.01 with respect to the acquisition.

Visant filed a press release with respect to the acquisition under Item 9.01(d) (Exhibits) of Form 8-K but does not believe that it was required to file financial statements or pro forma financial information pursuant to Items 9.01(a) (Financial Statements of Businesses Acquired) and 9.01(b) (Pro Forma Financial Information), respectively, pursuant to the applicable rules and as more fully set forth below.

Item 9.01(a) (1) of Form 8-K provides that “[f]or any business acquisition required to be described in answer to Item 2.01 of this form, financial statements of the business acquired shall be filed for the periods specified in Rule 3-05(b) of Regulation S-X (17 CFR 210.3-05(b))”. In the case of the acquisition of Phoenix, no securities were registered for offer to the security holders of the business to be acquired and, accordingly, Rule 3-05(b)(1) does not apply. Under Rule 3-05(b)(2), financial statements of the business acquired or to be acquired shall be filed for the periods specified in paragraph (b)(2) or such shorter period as the business has been in existence. The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X, provided that if none of the conditions of Rule 1-02(w) exceed 20 percent, financial statements are not required. Under the discussion provided in response to Comment No. 8 above (see Figure 1.), the Company determined that none of the conditions under Rule 1-

Andrew Mew

Securities and Exchange Commission

02(w) exceeded 20 percent and, accordingly, no financial statements were required to be filed under Item 9.01(a) of Form 8-K.

Item 9.01(b)(1) of Form 8-K provides that “[f]or any transaction required to be described in answer to Item 2.01 of this form, furnish any pro forma financial information that would be required pursuant to Article 11 of Regulation S-X (17 CFR 210)”. Article 11 provides in relevant part under Rule 11-01(a)(1) that pro forma financial information shall be furnished when, during the most recent fiscal year or subsequent interim period for which a balance sheet is required by Rule 3-01, a significant business combination accounted for as a purchase has occurred; Rule 11-01(b)(1) further provides that a business combination shall be considered significant if: a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20 percent for 10 percent each place it appears therein (emphasis added). Based on the analysis performed by the Company and provided in the response to Comment No. 8 (see Figure 1.), the Company determined that pro forma financial information was not required because none of the conditions specified in Rule 1-02(w) exceeded the 20 percent threshold.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Carousso at 914.595.8218 or Marie Hlavaty at 914.595.8211 if the Company can provide any additional information in response to the Staff’s comments or respond to any questions concerning any of the information provided in this letter.

Sincerely,

Paul B. Carousso

Vice President, Finance

cc: Marc L. Reisch

      Marie D. Hlavaty